

August 27, 2012

Via E-Mail
Robin Thompson
President
Webfolio Inc.
1129 8 Street S.E.
Calgary AB Canada T2G 2Z6

> **Re:** **Webfolio Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2012**
> **File No. 333-182970**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please consider describing the extent to which any of the exemptions available to you as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   You appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations. Alternatively, tell us why you do not believe you are a shell company.

Summary of Prospectus, page 3

4.   Please revise here and under "Description of Our Business" on page 15 to describe the status of your business, including the steps you have taken and the steps that will need to be taken in order to launch your service and begin to generate revenues. Please also revise these sections to describe specifically the services you anticipate that your product will provide. For example, please clarify whether your product will be primarily a property listing service or whether you will provide other services in addition to facilitate a sale of property; and if so, describe specifically what you expect these services will be. In this regard, we note your description of your future product as an online property listing service on page 17 and your discussion of CRM applications on page 19.

Risk Factors, page 5

General

5.   Please revise your risk factors generally to address only current risks and to clarify the status of your business and your product. We note, as examples only, the following risk factors that imply or state that you currently provide services:

- "A disruption in online service would cease or suspend service" on page 7;
- "If our security measures are breached and unauthorized access is obtained to a customer's data, our service may be perceived as not being secure…" on page 7; and
- "We may not be able to develop enhancements and new features to our existing service…" on page 8.

However, we note your disclosure under "Description of Business" on page 16 and throughout the filing that you have not yet created your database or otherwise launched service. Please revise to clarify.

6.   We note on page 12 your discussion that if 100% of the offering were sold, the existing shareholder would own 50% of the total number of outstanding shares. Please add appropriate risk factor disclosure given that your sole officer and director would own at least 50% of the outstanding shares.

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures…, page 6

7.   Please provide us with your analysis as to how you determined that you will not need to disclose management's evaluation as to disclosure controls and procedures until the second annual report as a reporting company. If you mean to refer instead to management's report on your internal control over financial reporting, please clarify. Refer to Instruction 1 to Item 308 of Regulation S-K. Additionally, please revise to clarify how your management's evaluation was limited in scope and describe more specifically how your disclosure controls and procedures are ineffective. We note also your statement that you will be unable to remedy the weakness in your disclosure controls and procedures until you receive additional funding. To the extent you intend to use a portion of the proceeds from this offering to remedy the weakness in your disclosure controls and procedures, please revise your "Use of Proceeds" section on page 11 accordingly.

As an "Emerging Growth Company" under the Jumpstart Our Business Startups Act…, page 8

8.   We note your disclosure that you will exit emerging growth company status the following January 31 "if the market value of [y]our common stock that is held by non-affiliates exceeds $700 million as of any July 31 before that time." Please revise this disclosure to reference the appropriate dates based on your current fiscal year end of May 31, or advise. Refer to Section 101(a) of the JOBS Act and Rule 12b-2 under the Exchange Act.

Because there is no public trading market for our common stock…, page 9

9.   We note your statement that you intend to apply to have your common stock quoted on the OTC Bulletin Board. We note further that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

Use of Proceeds, page 11

10.   Given that no minimum number of shares must be sold in order for the offering to proceed, please tell us why your presentation at 40%, 70% and 100% of the shares sold is appropriate, or revise your presentation to include your use of proceeds assuming a smaller percentage of shares sold. For example, consider also presenting the use of proceeds assuming 10% of the shares being offered are sold.

11.   We note your disclosure on page 5 that if you sell only a portion of the shares, the implementation of your business plan will be significantly delayed until you obtain other sources of funding and your statement on page 23 that your 12-month budget will be completely funded by the $50,000 you intend to raise throughout this offering. Please revise your "Use of Proceeds" to describe how the amounts to be received, based on the percentages shown, relate to your 12-month budget and the extent to which these amounts would allow you to achieve your milestones and the development of your product.

Dilution of the price you pay for your shares, page 12

12.   Please revise to provide dilution information, assuming not all of the shares in the offering are sold. In addition, to the extent you continue to disclose post-offering beneficial ownership information in the table under "Security Ownership of Certain Beneficial Owners" on page 28, please revise to address ownership percentages assuming not all of the shares in the offering are sold.

Terms of the offering, page 14

13.   Please clarify the last sentence of this section with regards to your reference to a potential refund of an investor's money in the event that the offering is extended, given your statement on the prospectus cover page that you have made no arrangements to place funds in escrow, trust or similar account and that the funds from the sale of the shares will be immediately available to you for use and that subscriptions, once received by the company, are irrevocable.

Competition, page 19

14.   We note your discussion of competitors that provide CRM applications. Given the description of your planned business throughout the filing, it appears you should revise to discuss also competition among online real estate property listing services.

Management's Discussion and Analysis or Plan of Operation

Overview, page 22

15.   We note your reference to your 12-month budget. Please revise to clarify the amount of this 12-month budget, clarify the specific operations and costs which are included "minimum operations," and disclose how your budget will be affected if not all of the shares are sold. Additionally, please revise to discuss whether your 12-month budget includes the proposed milestones discussed and if so, which milestones, and whether under your proposed budget you expect to be able develop and sell your product. Additionally, please revise to discuss how long you will be able to continue to operate, given currently available capital. If your 12-month budget does not include the

milestones discussed, please also revise to disclose the capital you will need to raise in order to complete these milestones.

Results of Operations

From Inception on May 16, 2011 to May 31, 2012, page 25

16.   It is currently unclear what the components of your expenses have been. Please revise to provide information for an investor to understand your operations, including a description of the significant components of your expenses.

Future sales by existing stockholders, page 29

17.   Please provide us with your analysis as to your statement that shares purchased in this offering by your existing stockholder would be immediately resalable after the offering.

Available Information, page 29

18.   You disclose here that following effectiveness of your Form S-1 registration statement, you will become subject to the reporting requirements of the Exchange Act, including the proxy rules. Please explain the basis for this statement, or revise. In this regard, we note that unless the company intends to register a class of securities under Section 12 of the Exchange Act, you will be a Section 15(d) reporting company and as such, will not be subject to various requirements applicable to fully-reporting companies, including the proxy rules. Please also consider adding risk factor disclosure informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully-reporting companies and the resulting risks.

Consolidated Financial Statements

19.   We note that you do not include statements of operations and cash flows for the period of May 16, 2011 (date of inception) through May 31, 2011 as required by Rule 3-02 of Regulation S-X. Please file the audited statements of operations and cash flows for this period. Alternatively, if you believe the income and expenses for this period are nominal, please include a footnote disclosure summarizing the activity for this period.

Report of Independent Registered Public Accounting Firm, page F-1

20.   In the identification of the financial statements audited, the report refers to the balance sheets as of May 16, 2012 and 2011, which is not consistent with the balance sheet dates presented in your financial statements. Additionally, the report refers to the related statements of operation, shareholders' equity and cash flows for the period beginning May 16, 2011 (date of inception) to May 31, 2011 rather than inception to May 31, 2012, which is the cumulative period presented in the financial statements. Please file a revised

audit report that identifies the periods consistent with the financial statements included in your registration statement. Please refer to PCAOB Interim Auditing Standards AU Section 508.

21.   As a related matter, we note that the name of your auditor as registered by the PCAOB is Stan Jeong-Ha Lee. Stan J.H. Lee is not indicated as other names used in audit reports in either the firm's Form 1 for initial registration or its 2011 Form 2 annual report. Please advise or ensure that the revised audit report included in your registration statement reflects your auditor's name as registered with the PCAOB.

Note 1. Nature of Operations

Going Concern, page F-6

22.   You disclose that future issuances of the company's equity or debt securities will be required in order for the company to continue to finance its operations and continue as a going concern. Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing the mitigating factors and management's plan regarding such issuances. Such disclosure should state the amount of minimum proceeds necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

Exhibit 23.1

23.   Your auditor's consent refers to inclusion of audit report dated July 12, 2011. Additionally, the consent refers to the financial statements for the period from May 16, 2011 (date of inception) to May 31, 2011 rather than inception to May 31, 2012, which is the cumulative period presented in the financial statements. Please file an updated consent that refers to the report date and financial statement periods consistent with the report and financial statement periods filed in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3483 with any other questions. If you thereafter have questions, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc (by e-mail): Kevin M. Murphy, Attorney at Law